QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

MOTHERS WORK, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Six Months Ended(2)
	Sept. 30, 2001	Sept. 30, 2000	Sept. 30, 1999	Sept. 30, 1998	Sept. 30, 1997	March 31, 2002	March 31, 2001
	(In thousands)
Income (loss) before income taxes	$6,918	$9,297	$6,811	$(24,194)	$(10,316)	$13,252	$4,797
Fixed Charges
Interest expense	$14,867	$15,877	$15,132	$15,181	$13,252	$14,173	$15,642
Dividends on preferred stock (1)	2,259	2,105	1,895	1,770	1,648	3,288	2,183

Total fixed charges	$17,126	$17,982	$17,027	$16,951	$14,900	$17,461	$17,825

Less: Dividends on preferred stock	2,259	2,105	1,895	1,770	1,648	3,288	2,183

Earnings before income taxes and fixed charges	$21,785	$25,174	$21,943	$(9,013)	$2,936	$27,425	$20,439

Ratio of earnings to fixed charges(3)	1.3x	1.4x	1.3x	—	0.2x	1.6x	1.1x

(1)
Dividends on preferred stock are presented on a pre-tax basis using an effective tax rate of 34%.

(2)
Data is based on results from the preceding twelve-month period.

(3)
For the fiscal year ended September 30, 1998, earnings were $26.0 million less than needed to cover our fixed charges.

QuickLinks

MOTHERS WORK, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES